Exhibit 107

Calculation of Filing Fee

Form S-3

(Form Type)

Black Stone Minerals, L.P.

(Exact Name of Registrant as Specified in its Charter)

Table 1: Newly Registered and Carry Forward Securities

	Security Type	Security Class Title	Fee Calculation or Carry Forward Rule	Amount Registered	Proposed Maximum Offering Price Per Unit	Maximum Aggregate Offering Price	Fee Rate	Amount of Registration Fee	Carry Forward Form Type	Carry Forward File Number	Carry Forward Initial Effective Date	Filing Fee Previously Paid In Connection with Unsold Securities to be Carried Forward

Newly Registered Securities

Fees to Be Paid	Equity	Preferred units	457(a)	14,711,219(1)	$20.3926(2)	$300,000,004.5794	0.0001476	$44,280.00

Fees Previously Paid	—	—	—	—	—	—		—

Carry Forward Securities

Carry Forward Securities	—	—	—	—		—			—	—	—	—

	Total Offering Amounts					$300,000,004.5794		$44,280.00

	Total Fees Previously Paid							—

	Total Fee Offsets							—

	Net Fee Due							$44,280.00

(1)

Pursuant to Rule 416(a) of the Securities Act of 1933, as amended, the number of preferred units being registered on behalf of the selling unitholder shall be adjusted automatically to include any preferred units that may become issuable as a result of any unit distribution, split, combination or similar transaction.

(2)

Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(a) under the Securities Act of 1933, as amended, based on the price of the preferred units of $20.3926 at the time of original issuance on November 28, 2017.